November 5, 2013

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Saker Aviation Services, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed April 1, 2013

Form 10-Q for the Quarter Ended June 30, 2013

Filed August 12, 2013

File No. 000-52593

Dear Ms. Cvrkel,

This letter is in response to the Staff's follow-on comments received after our October 11, 2013 submission to the Staff’s original comments on our filings as referenced above.

Audited Financial Statements

Statements of Stockholders’ Equity, page 19

1. We note from your response to our prior comment 3 that the $368,048 increase in additional paid-in capital is the difference between the actual principal amount and the discounted amount of the Redemption Agreement note. Please confirm that you will revise your disclosure in the notes to the financial statements to explain the nature of the $368,048 and how the amount was calculated or determined. Your revised disclosure should include the level of detail included in your response to our prior comment three.

RESPONSE: Future filings will contain the indicated disclosure.

2. We note from your response to our prior comment four that $712,756 relates to a capital contribution by the non-controlling interest and was recorded as a “management fee recorded through additional paid-in capital.” As previously requested, please tell us the line item on the income statement in which this expense was recognized in 2011. Also, please tell us the amount of fees you paid in 2011 and 2012 and recognized as an expense related to operational services performed by your former non-controlling interest. As part of your response, please tell us the line item on the income statement where these operational expenses are recognized.

Downtown Manhattan Heliport • 20 South Street • Pier 6 East River • New York, NY 10004

Tel: 212.776.4046 • Fax 570.300.2233

Saker Aviation Services, Inc.

SEC Response

RESPONSE: The $712,756 booked in 2011 as a “management fee recorded through additional paid-in capital” were recorded in operating expenses.

Management services and their respective fees continued into 2012 and beyond. As in 2011, these expenses were, and are, recorded as an operating expense.

Prior to the Redemption Agreement, management fees otherwise payable to the then non-controlling interest were withheld and utilized for the required capital expenditures of the subsidiary. They were then recorded through additional paid-in capital in order to be captured in the non-controlling interest’s capital account.

The total amount of management fees recorded as operating expenses in 2011 and 2012 were approximately $2,400,000 and $2,300,000, respectfully.

Note 10. Stockholders Equity, page 27

3. We note from your response to our prior comment seven that the warrants were issued to the director, along with the rights previously held by the non-controlling interest relating to a security deposit, as consideration for $444,000 received in connection with the Redemption Agreement. However, we do not believe that your response fully complies with our prior comment. As previously requested, please tell us how you accounted for these warrants in your financial statements. As part of your response, please tell us how you calculated or determined the value of the 350,000 warrants granted.

RESPONSE: As provided in FASB 505-50-30-2, the warrants in question were measured at the fair value of the equity instrument issued and were valued at the closing price of our stock on the date of grant. As the exercise price of the warrants was identical with the then-current trading price, they were consequently deemed to have no value.

Form 10-Q for the Quarter Ended June 30, 2013

Statement of Operations, page 2

4. We note from your response to our prior comment 10 that you believe it is appropriate to record $111,145 of costs related to facility reconstruction efforts in the aftermath of Hurricane Sandy as non-operating expenses so that the performance of the Company can be reviewed on a directly comparable basis. However, based on the types of costs indicated in your response, we believe that this expense should be reflected as an operating expense in your statement of operations for the six months ended June 30, 2013. Please revise accordingly, or alternatively, provide us with the authoritative accounting literature that you relied upon in determining the appropriate income statement classification.

RESPONSE: We believe our treatment of expenses associated with Hurricane Sandy were/are appropriate and we relied on FASB 225-20-45-16, Presentation of Unusual or Infrequently Occurring Items, in this regard.

Downtown Manhattan Heliport • 20 South Street • Pier 6 East River • New York, NY 10004

Tel: 212.776.4046 • Fax 570.300.2233

Saker Aviation Services, Inc.

SEC Response

That paragraph proscribes that an “… event that … occurs infrequently … shall be reported as a separate component of income from continuing operations.” We believe Hurricane Sandy and its impact on our Heliport was clearly an infrequent occurrence. Therefore it warranted treatment as part of Other Expense in order for the investment community to more easily identify its impact on the business.

We look forward to any additional questions you may have as a result of our responses to your comments.

Please contact me with any questions upon your review.

Sincerely,

/s/ Ronald J. Ricciardi
Ronald J. Ricciardi
President & CEO

Downtown Manhattan Heliport • 20 South Street • Pier 6 East River • New York, NY 10004

Tel: 212.776.4046 • Fax 570.300.2233